UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT TO SCHEDULE 13G ON SCHEDULE 13D (Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PRIMA ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value $0.015 per share

(Title of Class of Securities)

741901201

(CUSIP Number)

Richard H. Lewis
c/o Prima Energy Corporation
1099 18th Street, Suite 400
Denver, Colorado 80202
(303) 297-2100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741901201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard H. Lewis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment on Schedule 13D (this “Amendment”) hereby amends the Statement on Schedule 13G filed by Richard H. Lewis on January 26, 1982 (the “Schedule 13G”).
Item 1.	Security and Issuer

This Amendment relates to the common stock, par value $0.015 per share (“Prima Stock”), of Prima Energy Corporation, a Delaware corporation (“Prima”). The principal executive offices of Prima are located at 1099 18th Street, Suite 400, Denver, Colorado 80202.

Item 2.	Identity and Background
(a) Richard H. Lewis
(b) c/o Prima Energy Corporation 1099 18th Street, Suite 400 Denver, Colorado 80202

(c)                                  Mr. Lewis is the Chairman of the Board, Chief Executive Officer and President of Prima.   Prima is a is a Denver-based oil and gas company engaged in the exploration for, and the acquisition, development and production of, crude oil and natural gas and for other related business activities.  Prima is also engaged in oil and gas property operations and oilfield services, and, at times, has engaged in natural gas gathering, marketing and trading.  Prima’s activities have been conducted predominately in the Rocky Mountain Region of the United States. Its principal executive offices are located at 1099 18th Street, Suite 400, Denver, Colorado 80202.

(d) During the past five years, Mr. Lewis has not been convicted in any criminal proceeding.
(e) During the past five years, Mr. Lewis was not a party to any civil proceeding of a judicial or administrative body.
(f) Mr. Lewis is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.
Item 4.	Purpose of Transaction

The purpose of this filing is to report the sale of all of the outstanding shares of Prima Stock beneficially owned by Mr. Lewis pursuant to the (a) Stockholder Agreement, dated June 9, 2004, by and among Mr. Lewis, Petro-Canada (US) Holdings Ltd. (“US Holdings”), a Delaware corporation and wholly-owned subsidiary of Petro-Canada, a Canadian corporation (“Petro-Canada”), and Raven Acquisition Corp. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of US Holdings and indirect wholly-owned subsidiary of Petro-Canada, and (b) Stockholder Agreement, dated June 9, 2004, by and among Brakemaka LLLP, a family owned limited liability limited partnership affiliated with Mr. Lewis, US Holdings and Merger Sub (collectively, the “Lewis Stockholder Agreements”).  The Lewis Stockholder Agreements, which are set forth as Exhibits 1 and 2 hereto and are incorporated by reference in their entirety into this Item 4, were entered into in connection with that certain Agreement and Plan of Merger, dated June 9, 2004, by and among Prima, US Holdings and Merger Sub (the “Merger Agreement”).

Merger Agreement

The Merger Agreement provided, among other things, for the commencement by Merger Sub of an offer (the “Offer”) to purchase all of the issued and outstanding shares of Prima Stock, together with the associated rights to purchase preferred shares (the “Rights”) issued pursuant to the Rights Agreement, dated May 23, 2001, as amended, between Prima and Computershare Trust Company, Inc., as rights agent (each share of Prima Stock, together with the Rights, is herein referred to as a “Share”) at a purchase price, subject to any required withholding of taxes, net to the seller in cash, without interest, of $39.50 per Share (the “Offer Price”).   The Offer commenced on June 23, 2004 and the time period for tendering Shares ended on July 22, 2004, at which time 11,750,484 Shares had been tendered into the Offer and not withdrawn.  In addition, 370,221 Shares were tendered into the Offer by receipt of notices of guaranteed delivery.  Together, this represents approximately 93% of the total number of Shares outstanding as of July 23, 2004.  All Shares validly tendered and not properly withdrawn before the expiration of the Offer period were accepted for purchase on July 23, 2004 at the Offer Price and were purchased by Merger Sub.  All Shares represented by notices of guaranteed delivery, which were received by Merger Sub before the expiration of the offering period, were purchased after the Shares were delivered.  As a result of the Offer, following the completion of the purchase of the tendered Shares, Merger Sub held approximately 93% of the number of Shares outstanding as of July 23, 2004.

Under the Merger Agreement, Prima granted to US Holdings the right to designate members of the Board of Directors of Prima effective upon the acceptance by US Holdings or its affiliates of Shares for payment pursuant to the Offer.

Also pursuant to the Merger Agreement, Prima granted to US Holdings and Merger Sub an irrevocable option (the “Top-Up Option”) to purchase, at a price per Share equal to the Offer Price, a number of Shares (the “Top-Up Option Shares”), not to exceed 2,596,237 Shares, that, when added to the number of Shares owned by Petro-Canada, US Holdings and Merger Sub or any wholly owned subsidiary thereof at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares that would be outstanding immediately after the issuance of the Top-Up Option Shares.  Since US Holdings and Merger Sub held more than 90% of the outstanding Shares as a result of the Offer, the Top-Up Option was not exercised and has expired.

The Merger Agreement also provided that, as soon as practicable after completion of the Offer, US Holdings would cause Merger Sub merge into Prima (the “Merger”). The Merger was effected on July 28, 2004.  By virtue of the Merger and without any action on the part of US Holdings, Merger Sub, Prima or the holders of Shares, at the effective time of the Merger each Share held immediately prior to the effective time (other than (a) any Shares held by Prima, any wholly-owned subsidiary of Prima, US Holdings, Merger Sub or any other subsidiary of US Holdings, which Shares, by virtue of the Merger, were cancelled automatically and retired and cease to exist, and no payment or consideration was made with respect to such Shares and (b) Shares held by a holder who has demanded an appraisal for such Shares in accordance with the Delaware General Corporation Law (the “DGCL”)) was converted into the right to receive the Offer Price upon surrender of the Share certificate formally representing that Share.   In addition, upon effectiveness of the Merger, each outstanding option to purchase Shares was cancelled and converted into the right to receive a cash amount equal to the product of (x) the excess of the Offer Price over the exercise price per Share of such option and (y) the number of Shares subject to such option.

The Merger Agreement provided that upon consummation of the Merger, the certificate of incorporation of Prima, as in effect immediately prior to the Merger, became the certificate of incorporation of the corporation surviving the Merger (the “Surviving Corporation”), and the bylaws of the Merger Sub, as in effect immediately prior to the Merger, became the bylaws of the Surviving Corporation.  Under the terms of the Merger Agreement, upon consummation of the Merger, the directors of Merger Sub immediately prior to the Merger became the directors of the Surviving Corporation and the officers of Prima immediately prior to the Merger became the officers of the Surviving Corporation, in each case until their respective death, resignation or removal or until their respective successors are duly elected and qualified, all in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and the DGCL.

The foregoing summary of the Merger Agreement does not purport to be complete and references to and descriptions of the Merger Agreement are qualified in their entirety by reference to the full text of Exhibit 3 hereto, which is incorporated by reference into this Item 4 in its entirety.

Stockholder Agreements

As a condition and inducement for US Holdings and Merger Sub to enter into the Merger Agreement, each of James R. Cummings, Douglas J. Guion, Catherine J. Paglia, George L. Seward, Neil L. Stenbuck, Michael R. Kennedy, Michael J. McGuire, John H. Carpenter, Sandra J. Irlando, Edward L. McLaughlin, Richard H. Lewis, Brakemaka LLLP (an affiliated family-owned limited liability limited partnership of Richard H. Lewis), who are Prima’s executive officers and directors, and Mr. James, the Robert & Ardis James Foundation and the Robert G. James IRA Rollover Account, who are related and together were a principal stockholder of Prima, (each, a “Subject Stockholder”) entered into a stockholder agreement, dated as of June 9, 2004, with US Holdings and Merger Sub (collectively, the “Stockholder Agreements”).  The Stockholder Agreements covered an aggregate of 2,847,615 Shares owned by the Subject Stockholders, of which an aggregate of 1,296,565 Shares were held by Mr. Lewis and Brakemaka LLP as of the date such parties entered into the Lewis Stockholder Agreements.

Pursuant to the Stockholder Agreements, each Subject Stockholder, among other things, (a) agreed to (i) tender all Shares beneficially owned by it as of the commencement of the Offer (the “Subject Stockholder Shares”) into the Offer as promptly as practicable and in no event later than the tenth business day following commencement of the Offer, (ii) appear at any meeting of Prima’s stockholders or otherwise cause all Subject Stockholder Shares to be counted as present thereat for purposes of establishing a quorum and (iii) vote all the Subject Stockholder Shares (1) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and (2) against (A) any alternative transactions or certain other actions specified therein and (B) any amendment of Prima’s certificate of incorporation or bylaws or other proposal, action or transaction involving Prima or any of its subsidiaries or any of its stockholders, which amendment or other proposal, action or transaction could reasonably be expected to prevent, impede or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or the Stockholder Agreements or to deprive US Holdings or Merger Sub of any material portion of the benefits anticipated by US Holdings or Merger Sub to be received from the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or the Stockholder Agreements, or change in any manner the voting rights of Shares presented to the stockholders of Prima or in respect of which vote or consent of the stockholders is requested or sought, (b) represented that any arrangements previously entered into or granted with respect to the Subject Stockholder Shares have expired or been revoked, and (c) agreed not to sell, transfer, pledge or otherwise dispose of or convert any of the Subject Stockholder Shares or any interests therein, subject to the exceptions set forth in the Stockholder Agreements.  Each Subject Stockholder also agreed that to the extent it exercises options to purchase Shares, such Shares will become Subject Stockholder

Shares and will be tendered and voted as set forth above. The Subject Stockholders in the aggregate own options to purchase 884,625 Shares as of July 23, 2004.  The covenants and agreements contained in the Stockholder Agreements will terminate upon the termination of the Merger Agreement.

Mr. Lewis and Brakemaka LLLP tendered the 1,296,565 outstanding Shares beneficially owned by such parties to Merger Sub pursuant to the terms of the Offer and the Lewis Stockholder Agreements.  Such Shares were accepted for purchase by Merger Sub on July 23, 2004.  Since Parent and its affiliates purchased more than 90% of the outstanding Shares as a result of the Offer, no vote was required in accordance with the Lewis Stockholder Agreements to effect the Merger.

As a result of entering into the Lewis Stockholder Agreements described above, Mr. Lewis and Brakemaka LLLP may be deemed to have formed a “group” with US Holdings, Merger Sub and Petro-Canada for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. Mr. Lewis expressly declares that the filing of this Schedule 13D shall not construed as an admission by him that he has formed a group with US Holdings, Merger Sub and Petro-Canada.

Item 5.	Interest in Securities of the Issuer

Mr. Lewis held options to purchase 541,250 Shares, which, if exercised, would represent approximately 4.0% of the outstanding Shares as of July 23, 2004.  Pursuant to the Lewis Stockholder Agreements, if Mr. Lewis had exercised all or a portion of such options, he would have been obligated to vote such Shares in accordance with the Lewis Stockholder Agreements.  As noted above, since Parent and its affiliates purchased more than 90% of the outstanding Shares as a result of the Offer, no vote was required in accordance with the Lewis Stockholder Agreements to effect the Merger.  In addition, upon effectiveness of the Merger, each such option was cancelled and converted into the right to receive a cash amount equal to the product of (x) the excess of the Offer Price over the exercise price per Share of such option and (y) the number of Shares subject to such option.

Mr. Lewis and Brakemaka LLLP tendered the 1,296,565 Shares beneficially owned by such parties to Merger Sub pursuant to the terms of the Offer and the Lewis Stockholder Agreements.  Such Shares were accepted for purchase by Merger Sub on July 23, 2004 at the Offer Price and, as of such date, Mr. Lewis and Brakemaka LLLP each ceased to be the beneficial owner of more than 5% of the Shares.  The information contained in Item 4 above is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 9, 2004, Mr. Lewis and Brakemaka LLLP entered into the Lewis Stockholder Agreements in connection with the execution of the Merger Agreement.  The terms of the Lewis Stockholder Agreements and the Merger Agreement set forth in Item 4 above are incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Exhibit Description

1	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Richard H. Lewis (incorporated herein by reference to Exhibit 12 to the Schedule 13D filed on June 18, 2004 by Petro-Canada, Petro-Canada (US) Holdings Ltd. and Raven Acquisition Corp.).

2

Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Brakemaka LLLP (incorporated herein by reference to Exhibit 13 to the Schedule 13D filed on June 18, 2004 by Petro-Canada, Petro-Canada (US) Holdings Ltd. and Raven Acquisition Corp.)

3

Agreement and Plan of Merger, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Prima Energy Corporation (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed on June 18, 2004 by Petro-Canada, Petro-Canada (US) Holdings Ltd. and Raven Acquisition Corp.).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2004
Date
/s/ Richard H. Lewis
Signature
Richard H. Lewis
Name/Title